UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 SCHEDULE 13D
 Under the Securities Exchange Act of 1934

Pacific Alliance Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

693790107
(CUSIP Number)

Jan Clark
1926 Bella Vista Drive
Farmington, UT 84025
Phone:  (801) 451-6571

With a copy to:
A.O. Headman, Jr.
Cohne, Rappaport & Segal, P.C.
257 E. 200 S., Suite 700
Salt Lake City, UT  84111
Phone: (801) 532-2666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ ..

SCHEDULE 13D
CUSIP No. 693790107

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jan Clark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS sc
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 523,600,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 523,600,000*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 523,600,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.05% *
14	TYPE OF REPORTING PERSON IN

* The Reporting Person owns 863,172 shares of Series A Convertible Preferred Stock of the Issuer, each share of which is convertible into 606.6 shares of the Issuer’s common stock.  If all outstanding shares of the Issuer’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock were converted into common stock as of November 4, 2009, there would be a total of 688,503,698 shares of the Issuer’s common stock issued and outstanding of which the Reporting Person would own 523,600,000 or approximately 76.05%.

Explanatory Note

Item 1.                      Security and Issuer.

The name of the issuer is Pacific Alliance Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer’s offices is 1661 Lakeview Circle, Ogden, UT 84403. This Schedule 13D relates to the Issuer’s common stock, par value $0.001 per share (the "Common Stock").  The Reporting Person owns no shares of the Common Stock but owns 863,172 shares of the Issuer’s Series A Convertible Preferred stock (the “Shares”) which is convertible into the Common Stock on a 1 share of Series A Convertible Preferred Stock-for-606.6 shares of Common Stock basis.

Item 2.                      Identity and Background.

(a)-(c), (f).  This statement is being filed by Jan Clark.  Ms. Clark, the Reporting Person, is the legal and beneficial owner of the Shares and has sole voting control and investment discretion over the Shares.  The Reporting Person’s spouse is Steve Clark, the Chief Executive Officer and a director of the Issuer.  Steve Clark owns his own shares of the Issuer and he disclaim any beneficial interest in, voting control of, or investment discretion over the Shares owned by the Reporting Person. In reliance on SEC “Compliance and Disclosure Interpretation 105.05,” Mr. Clark believes he is not the beneficial owner of the Reporting Person’s Shares for Schedule 13D purposes.

The residential address for the Reporting Person is 1926 Bella Vista Drive, Farmington, UT 84025.  Ms. Clark is a United States citizen.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

On October 30, 2009 Superior Filtration Products, LC (“Superior”), a Florida limited liability company, was acquired by the Issuer in an exchange transaction (the “Exchange”).  As a result of the Exchange, the membership interests of Superior were exchanged for shares of the Issuer’s Series A Convertible Preferred Stock. The Reporting Person owned approximately 86% of the membership interests of Superior and was issued 863,172 shares of the Issuer’s Series A Convertible Preferred Stock as a result of such Exchange.

Item 4.                      Purpose of Transaction.

The Reporting Person acquired the Shares of the Issuer in the Exchange described in Item 3.  The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider her position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.                      Interest in Securities of the Issuer.

(a)           As a result of the Exchange, the Reporting Person acquired 863,172 shares of the Issuer’s Series A Convertible Preferred Stock each share of which is convertible into 606.6 shares of the Issuer’s Common Stock.  Commencing December 1, 2009, all shares of Series A Convertible Preferred Stock are convertible into shares of Common Stock.  If all of the Reporting Person’s Series A Convertible Preferred Stock are converted into Common Stock, she would own 523,600,000 shares of Common Stock.  If all outstanding shares of the Issuer’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock were converted into Common Stock as of November 4, 2009, there would be a total of 688,503,698 shares of the Issuer’s Common Stock issued and outstanding, of which the Reporting Person would own 523,600,000 or approximately 76.05%.   The Reporting Person has voting control and investment discretion over securities owned in her name and is the sole legal and beneficial owner of such securities.

(b)             The Reporting Person holds the sole power to vote and to dispose of the securities described in (a) above.

(c)             During the past 60 days The Reporting Person acquired the 863,172 shares of the Issuer’s Series A Convertible Preferred Stock which are convertible into 523,600,000 shares of Common Stock described in (a) above.

(d)             No person other than the Reporting Person  has the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities reported in this Statement.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                None

Item 7.                      Material to Be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2009

By:  /s/ Jan Clark